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December 12, 2013

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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michelle Stasny

Re:	Chase Bank USA, National Association
Chase Issuance Trust
Registration Statement on Form S-3
Filed November 1, 2013
File Nos. 333-192048, 333-192048-01

Dear Ms. Stasny:

On behalf of Chase Bank USA, National Association (“Chase USA” or the “Depositor”), and Chase Issuance Trust (the “Issuing Entity,” and together with the Depositor, the “Registrants”), enclosed please find a copy of the Registrants’ Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) relating to the proposed offering by the Issuing Entity of Asset Backed Notes, which has been marked to show all changes from the initial submission.

This letter also responds to the comments on the Registration Statement contained in the staff’s letter dated November 25, 2013 (the “Comment Letter”). For your convenience, each of the numbered comments in your letter is provided below in italics prior to the applicable response.

The Registrants have reviewed this letter and have authorized us to provide the responses contained herein on their behalf.

United States Securities and Exchange Commission

Division of Corporation Finance

December 12, 2013

Registration Statement on Form S-3

Prospectus Supplement

Cover Page

1.	We note that assets of the issuing entity may include in the future one or more collateral certificates. Please separately register the collateral certificates that are or may be included in the issuance trust, and identify the sponsor or depositor as the issuer and underwriter of the collateral certificate or explain why such registration is not necessary. Please also note that separately registered collateral certificates should be reflected in the fee table, although no additional fees need to be paid. Refer to Section III.A.6. of the Regulation AB Adopting Release (Release No. 33-8518), Item 1100(d) of Regulation AB and Rule 190(c) under the Securities Act.

RESPONSE

The Registrants’ current registration statement, which expires in December, reflects the inclusion in the Issuing Entity of a collateral certificate issued to the Issuing Entity by the First USA Credit Card Master Trust (“First USA”). The First USA collateral certificate is scheduled to terminate on December 16, 2013. Once the First USA collateral certificate has been terminated, there will be no existing collateral certificate included in the assets of the Issuing Entity, and therefore registration of a collateral certificate will not be necessary.

The Registrants acknowledge that any new collateral certificate to be created and included in the assets of the Issuing Entity in the future would first need to be separately registered and, accordingly, the Registrants will first file a new registration statement on Form S-3 that incorporates the required disclosure relating to that collateral certificate, including reflection of the collateral certificate in the fee table.

Transaction Summary, page iii

2.	We note that, on the cover page, you state that additional credit card receivables that arise in revolving accounts owned by one of Chase Bank USA, National Association’s affiliates may be an asset of the issuing entity in the future. Please confirm:

United States Securities and Exchange Commission

Division of Corporation Finance

December 12, 2013

•	That you will disclose the name of each affiliate expected to originate 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB.

•	That you will disclose each affiliate entity’s origination program if such entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

RESPONSE

Currently, none of the assets of the Issuing Entity are credit card receivables that arose in revolving accounts owned by an affiliate of the Depositor. The Registrants have no current plan to add credit card receivables to the Issuing Entity that were originated by an affiliate of the Depositor.

The Registrants confirm that, if applicable in the future, the Registrants will disclose: (i) the name of each affiliate expected to originate 10% or more of the pool assets in accordance with Item 1110(a) of Regulation AB and (ii) each affiliate entity’s origination program if such entity is expected to originate 20% or more of the pool assets in accordance with Item 1110(b)(2) of Regulation AB.

Base Prospectus

General

3.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

RESPONSE

The Registrants propose to provide the following separately captioned section under the heading “Certain Relationships and Related Transactions” on page 123 of Amendment No. 1 to the Registration Statement:

Certain Relationships and Related Transactions

As described in the disclosure above in “Chase USA—General,” Chase USA is the sponsor of, and the depositor and servicer for, the issuing entity. Chase USA is also the

United States Securities and Exchange Commission

Division of Corporation Finance

December 12, 2013

administrator of the issuing entity and the originator of the credit card receivables. Chase USA is not an affiliate of the indenture trustee, the collateral agent or the owner trustee. As described in the disclosure below in “Plan of Distribution,” J.P. Morgan Securities LLC is an affiliate of Chase USA. J.P. Morgan Securities LLC and any of its affiliates may from time to time purchase or acquire a position in any notes and may, at its option, hold or resell those notes. J.P. Morgan Securities LLC and any of its affiliates may offer and sell previously issued notes in the course of its business as a broker-dealer. J.P. Morgan Securities LLC and any of its affiliates may act as a principal or an agent in those transactions.

The indenture trustee, the collateral agent and the owner trustee may, from time to time, engage in arm’s-length transactions with Chase USA, which are distinct from their respective role as indenture trustee, collateral agent or owner trustee, as applicable. See “The Indenture Trustee and Collateral Agent.”

Chase USA’s Credit Card Portfolio, page 31

4.	We note that the credit card receivables included in the issuing entity may include delinquent assets. Please note that delinquent assets cannot constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date or asset-backed securities registered on Form S-3. Please confirm that delinquent assets will not constitute 20% or more of the credit card receivables included in the issuing entity or advise.

RESPONSE

Your comment regarding delinquent assets included in the Issuing Entity has been duly noted.

The asset-backed securities of the issuing entity qualify for Form S-3 eligibility as delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool, as of the most recent measurement date, September 30, 2013.

As of September 30, 2013, delinquent assets constituted 1.57% of the trust portfolio, as measured by dollar volume. Since December 31,

United States Securities and Exchange Commission

Division of Corporation Finance

December 12, 2013

2007 delinquent assets have never constituted more than 4.94% (December 31, 2009) of the trust portfolio.

Compliance with Underwriting Criteria, page 35

5.	We note that you consider “the decision to approve a new credit card account or a credit line increase to be an exception to the underwriting criteria in effect during the related time period only if such decision is a result of an error or mistake during the manual credit decision-making process.” Please revise to define or explain how such errors or mistakes are identified as exceptions to the underwriting criteria and provide the disclosure required in Item 1111(a)(8) of Regulation AB.

RESPONSE

Your comment regarding the identification of exceptions to the underwriting criteria has been duly noted.

The Registrants have revised the language of the “Compliance with Underwriting Criteria” section on page 35 of Amendment No. 1 to the Registration Statement to add an additional paragraph to explain how errors or mistakes are identified. The new language explains that on a monthly basis, Chase USA generates reports with respect to all new credit card account or credit line increase approvals made through the manual credit decision-making process during the most recent calendar month to identify any potential exceptions occurring in the accounts in the issuing entity. Any account so identified is further manually reviewed by Chase USA personnel to determine and confirm whether the credit card account or credit line increase approval is an exception to its underwriting criteria.

The last paragraph under the heading “Compliance with Underwriting Criteria” addresses the requirements of Item 1111(a)(8) of Regulation AB by disclosing that the number of accounts in the Issuing Entity identified with exceptions to Chase USA’s underwriting process and criteria was less than 0.1% for the relevant period. Chase USA intends to reduce the referenced percentage from 1% to 0.1% consistent with historical experience and to provide greater specificity with respect to the low level of such exceptions. Chase USA believes that, to the extent the accounts identified with exceptions represent less than 0.1% of the total number of accounts in the asset pool, more

United States Securities and Exchange Commission

Division of Corporation Finance

December 12, 2013

specific disclosure with respect to such accounts is not material to investors. Finally, any referenced exceptions to the underwriting criteria were the result of errors or mistakes and not a determination on the part of any entity referencing any specific factors to include in the asset pool receivables from accounts identified with exceptions. The number of accounts in the Issuing Entity with exceptions will be monitored on an ongoing basis and revisions to the disclosure will be made in the future if appropriate.

Interest, page 59

6.	We note that your descriptions of the indices which may determine the interest rates paid on a series, class or tranche of floating rate notes states that “the interest rate index or other formula on which the interest is based will be designated in the accompanying prospectus supplement.” Please delete this catch-all and instead revise to confirm that you will specifically disclose the various indices that may be used to determine interest payments. Refer to Item 1113(a)(3) of Regulation AB.

RESPONSE

Your comment regarding the disclosure of indices which may determine the interest rates on a series, class or tranche of floating rate notes has been duly noted.

The sentence with respect to indices on page 59 has been revised as follows:

For each issuance of a tranche of floating rate notes, the floating rate of interest will be based on interest rate indices typically used for asset-backed securities and will be designated in the accompanying prospectus supplement.

Item 17. Undertakings

7.

We note your Item 17(f) in which you undertake that the information provided in response to Item 1105 of Regulation AB through a specified Internet address in the prospectus is deemed to be a part of the prospectus in the prospectus in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through an Internet Web site, was a temporary

United States Securities and Exchange Commission

Division of Corporation Finance

December 12, 2013

accommodation that expired on June 30, 2012. Please delete the Item 17(f) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through an Internet Web site.

RESPONSE

Your comment regarding Item 17 has been duly noted and Item 17(f) has been deleted from Part II of Amendment No. 1 to the Registration Statement.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

United States Securities and Exchange Commission

Division of Corporation Finance

December 12, 2013

Chase Bank USA, National Association, as depositor and sponsor of the Issuing Entity, acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that the staff has any questions or comments with respect to Amendment No. 1 to the Registration Statement or to the responses to the Comment Letter contained herein, please do not hesitate to call the undersigned at (212) 735-2853.

Sincerely,

/s/ Andrew M. Faulkner Andrew M. Faulkner

cc:	Katherine Hsu, United States Securities and Exchange Commission
David A. Penkrot, Chase Bank USA, National Association
Angela M. Liuzzi, JPMorgan Chase & Co.